701 Wild Rose Lane Elk City, ID 83525 4093 Oceanside Blvd. Suite B Oceanside, CA 92056

VIA EDGAR

November 1, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

RE:	Therapeutic Solutions International, Inc.
Withdrawal of Registration Statement on Form S-3
File No. 333-267636

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Therapeutic Solutions International, Inc. (the “Registrant” and/or “TSOI”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its pre-effective Registration Statement on Form S-3 (File No. 333-267636), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 27, 2022.

The Registration Statement was inadvertently filed as an automatic shelf registration statement on Form S-3 as defined in Rule 405 of the Securities Act (“Form S-3”). As the Registrant does not meet the requirements necessary to file a Form S-3, including that the Registrant’s aggregate market value of the voting and non-voting common equity held by non-affiliates was less than $75 million at the time of filing.

The Registrant has subsequently filed a registration statement on Form S-1 on October 31, 2022 covering the same value amount of securities.

Further, the Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, H.D. Kelso & Associates, Attn: Hugh D. Kelso III, Esq., 8799 Balboa Avenue, San Diego, CA 92123, email: hdklawfirm@yahoo.com, facsimile no. (760) 544-9888.

If you have any questions with respect to this matter, please contact Hugh Kelso at (619) 840-5056.

Sincerely,

THERAPEUTIC SOLUTIONS INTERNATIONAL, INC.

/s/ Timothy G. Dixon
Timothy G. Dixon, CEO